(d)(1)(E)(i)

May 1, 2015

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated January 3, 2006 (the “Agreement”) between Voya Investments, LLC and Voya Clarion Real Estate Securities L.P. (“Clarion”), as amended, the sub-advisory fee for VY® Clarion Global Real Estate Portfolio (the “Portfolio”) was reduced on May 1, 2009.  On November 18, 2014, CBRE Clarion Securities LLC, the successor to Clarion, executed a new Sub-Advisory Agreement.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2015 through May 1, 2016.  The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Voya Investments, LLC from the May 1, 2009 expense reductions)

The Reduction shall be limited to an annual maximum of 50% of the savings to Voya Investments, LLC based on the level of assets of the Portfolio on May 1, 2009.

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Registrant.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Investors Trust
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President